FS CREDIT REAL ESTATE INCOME TRUST, INC.

201 ROUSE BOULEVARD

PHILADELPHIA, PA 19112

(215) 495-1150

February 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	FS Credit Real Estate Income Trust, Inc.

Registration Statement on Form S-11

File No. 333-240261

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FS Credit Real Estate Income Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 4:30 p.m., on March 2, 2021, or as soon as practicable thereafter. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

If you have any questions regarding the foregoing, please contact Jason Goode of Alston & Bird LLP, counsel to the Company, at (404) 881-7986.

Sincerely,

FS CREDIT REAL ESTATE INCOME TRUST, INC.

By:	/s/ Michael C. Forman
Name:	Michael C. Forman

Title:	President, Chief Executive Officer and Chairman

cc:	Ms. Rosemarie A. Thurston, Alston & Bird LLP

Mr. Jason W. Goode, Alston & Bird LLP